EXHIBIT 4.2

         _________, ____

         Dear (name):

         I am pleased to advise you that the Compensation Committee (the "Committee") of the Board of Directors (the "Board") of Cendant Corporation (the "Corporation") on __________, _____ authorized the grant to you of a non-qualified option to purchase ______ shares of common stock, $.01 par value, of the Corporation (the
         "Common Stock") at a price of $         per share (the "Exercise
         Price"), which the Committee believes to be the fair market value of the Common Stock on that date. Your option has been granted under the Corporation's 1997 Stock Incentive Plan (the "Plan").

         Terms not defined herein shall have the meaning set forth in the Plan.

         Your option may be exercised under the following terms:

         (a) This option shall not be transferable except: by will or the laws of descent and distribution; pursuant to a domestic relations order, as defined in the Internal Revenue Code of 1986, as amended (the "Code"), or Title I of the Employee Retirement Income Security Act, as amended, or the regula-tions thereunder; or as a gift to your family members, trusts for the benefit of your family members or charities or other not-for-profit organizations.

         (b)  This option may be exercisable by you as follows:

              You may purchase ___________ shares of the Common Stock for which options are herein granted on or after _______, ____ and an additional _____ shares of the Common Stock on or after each successive ______.

              Your right to exercise this option shall be cumulative. The Committee may at any time accelerate the vesting of this option. This option shall have a term of ten (10) years (the "Term"), provided that it shall not be exercisable following your termination of employment from the Corpora-tion and its Affiliates, except as provided herein.

         (c) If required by the Corporation, prior to the delivery to you of a certificate or certificates representing the shares of Common Stock purchased by you upon the exercise of this option, you shall have deposited with the Corporation a non-disposition letter (restricting disposition by you of the shares of Common Stock) in form satisfactory to counsel for the Corporation.

         (d) In the event of any change in corporate capitalization, such as a stock split or a corporate transaction, or any merger, consolidation, separation, including a spin-off, or other


              distribution of stock or property of the Corporation, any reorganization (whether or not such reorganization comes within the definition of such term in Section 368 of the
              Code) or any partial or complete liquidation of the Corpora-tion, the Committee or Board may make such substitution or adjustments, in the number, kind and option price of shares subject to this option, and such determination shall be final.

         (e) If you die while in the employ of the Corporation or any of its Affiliates or if your employment with the Corporation and its Affiliates is terminated by reason of permanent and total disability (under procedures established by the Committee), this option shall become immediately exercisable in full for a period of twelve (12) months from the date of such termination or until the expiration of the Term, which-ever period is the shorter, and shall terminate at the end of such period.

         (f) In the event your employment with the Corporation and its Affiliates is terminated by reason of Retirement, this option, to the extent it was exercisable at the time of such Retirement, shall continue to be exercisable for a period of five (5) years from the date of such termination or until the expiration of the Term, whichever period is the shorter, and shall terminate at the end of such period; provided, however, that if you die within such period, this option shall, notwithstanding the expiration of such period, con-tinue to be exercisable to the extent to which it was exer-cisable at the time of your death for a period of twelve
              (12) months from the date of your death or until the expiration of the Term, whichever period is the shorter, and shall terminate at the end of such period.

         (g) In the event your employment with the Corporation and its Affiliates is terminated for any reason other than death, permanent and total disability (under procedures established by the Committee) or Retirement, this option, to the extent it was exercisable at the time of such termination, shall continue to be exercisable for a period of three (3) months from the date of such termination or until the expiration of the Term, whichever period is the shorter, and shall terminate at the end of such period; provided, however, that if you die within such period, this option shall, notwith-standing the expiration of such period, continue to be exercisable to the extent to which it was exercisable at the time of your death for a period of twelve (12) months from the date of your death or until the expiration of the Term, whichever period is the shorter, and shall terminate at the end of such period.

         (h) You may pay for shares purchased pursuant hereto (together with any withholding taxes due with respect thereto) in cash or by check at the time of exercise or with any other legal






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              consideration that may be acceptable to the Committee in its sole discretion at the time of exercise. The delivery to you of shares of Common Stock upon exercise of this option shall be conditional upon your payment of, or your arrange-ment to pay, all required withholding taxes in connection with such exercise.

         (i) In the event of any conflict between this Agreement and the Plan, this Agreement shall control. In the event of any ambiguity in this Agreement, any term not defined in this Agreement, or any matters as to which this Agreement is silent, the Plan shall govern.

         (j) In the event of your death, your estate or legal representa-tive may exercise this option to the extent then exercis-able.

         When you wish to exercise your stock option in whole or in part, please refer to the provisions of this letter and correspond in writing with the Secretary of the Corporation. This is not an incentive stock option under Section 422A of the Code.

         Very truly yours,





         [Name]

         [Title]





























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